

September 18, 2025

Prashant Patel
Chairman and Chief Executive Officer
Crown Reserve Acquisition Corp. I
Conyers Trust Company (Cayman) Limited
Cricket Square, Hutchins Drive
PO Box 2681
Grand Cayman KY1-1111
Cayman Islands

> **Re: Crown Reserve Acquisition Corp. I**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed September 4, 2025**
> **File No. 333-287674**

Dear Prashant Patel:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 5 to Registration Statement on Form S-1

Cover Page

1. We note your revised disclosure referring to the shorter initial completion window of 12 months and an initial extension period. Please also revise to describe the terms regarding the automatic initial extension of three months. Refer to Item 1602(a)(1) of Regulation S-K.

2.   We note your disclosure in the sixth paragraph that each private placement unit is subject to adjustment. Please revise your disclosure to address such adjustments or provide a cross-reference to the disclosure where found in your prospectus.

Founder shares, page 22

3.   We refer to your revised disclosures that the private placement units that are being issued to the sponsor, comprising of Class B-2 and Class C Units, each consist of three shares of Class A ordinary shares. Please correspondingly update your disclosures regarding the number or percentage of public shares that would be needed to approve an initial business combination. Additionally, please expand your disclosures throughout, including any applicable exhibits, to clarify whether the waiver of liquidating distributions also applies to the shares in the private placement.

Description of Securities, page 154

4.   Please discuss the terms associated with the Class B-2 and Class C units now comprising the private placement units, and any terms that are different than the public offering units. For example, expand to include a discussion of the adjustment provisions.

Notes to Financial Statements
Note 7 - Shareholder's Equity
Warrants, page F-16

5.   We note your inclusion of the Form of Warrant Agreement as Exhibit 4.6 to the filing and the related disclosures on the warrants throughout the filing. Please tell us what consideration you gave to providing an accounting policy in the notes to the financial statements for the public warrants to be issued in conjunction with your offering.

Note 9 - Subsequent Events, page F-21

6.   We note you evaluated subsequent events through May 30, 2025, which you state was the date the financial statements were available for issuance. However as the report from your independent auditor is dated September 3, 2025, please tell us why you have not updated the date through which subsequent events were evaluated through the audit report date or revise as appropriate.

Exhibits

7.   Please reconcile the disclosure in your filing fee exhibit with the number of securities being offered as stated in the registration statement, or advise.

8.   Please file an amended Cayman Islands legal opinion without inappropriate assumptions. For example, see assumptions iii, v, vii, and xvi. It is not appropriate for counsel to include in its opinion assumptions that assume any of the material facts underlying the opinion. Refer to Section II.B.3.a of Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings (October 14, 2011).

   Please contact Peter McPhun at 202-551-3581 or Mark Rakip at 202-551-3573 if you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Dorrie Yale at 202-551-8776 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate & Construction

cc: Rajiv Khanna, Esq.